UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission File Number: 001-32199

SFL Corporation Ltd.
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of SFL Corporation Ltd. (“SFL” or the “Company”) for the nine months ended September 30, 2025.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-271504) filed with the U.S. Securities and Exchange Commission on April 28, 2023.

SFL CORPORATION LTD.

REPORT ON FORM 6-K FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

INDEX

Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2025 and September 30, 2024	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2025 and September 30, 2024	Page 5
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2025 and December 31, 2024	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2025 and September 30, 2024	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2025 and September 30, 2024	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 24
Cautionary Statement Regarding Forward-Looking Statements	Page 32
Signatures	Page 35

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the nine months ended September 30, 2025 and September 30, 2024

(in thousands of $, except per share amounts)

	Nine months ended
	September 30,
	2025	2024
Operating revenues
Time charter revenues	458,084	457,784
Voyage charter and pool revenues	12,831	13,020
Drilling contract revenues	72,785	181,775
Interest income – sales-type leases	951	1,931
Profit sharing income	4,410	14,091
Other operating income	8,473	6,701
Total operating revenues	557,534	675,302
Gain/(loss) on sale of vessels	4,530	(17)
Operating expenses
Vessel and rig operating expenses	230,817	240,676
Depreciation	178,702	177,017
Vessel impairment charge	34,093	—
Administrative expenses	13,586	15,753
Total operating expenses	457,198	433,446
Operating income	104,866	241,839
Non-operating income/(expense)
Interest income – long-term loans to associated companies	3,413	3,426
Interest income – other	6,863	6,478
Interest expense	(137,589)	(134,626)
Loss on investments in equity securities	(768)	(352)
Interest and valuation (loss)/gain on non-designated derivatives	(2,808)	1,019
Other financial items, net	3,617	(1,958)
Equity in earnings of associated companies	1,754	2,144
(Loss)/Income before taxes	(20,652)	117,970
Tax expense	(1,126)	(7,515)
Net (loss)/income	(21,778)	110,455
Per share information:
Basic (loss)/earnings per share	$(0.16)	$0.86
Diluted (loss)/earnings per share	$(0.16)	$0.86

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
for the nine months ended September 30, 2025 and September 30, 2024
(in thousands of $)

	Nine months ended
	September 30,
	2025	2024
Net (loss)/income	(21,778)	110,455

Fair value adjustments to hedging financial instruments	(7,796)	(2,577)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	134	(1,712)
Other comprehensive (loss)/income	(222)	60
Other comprehensive loss, net of tax	(7,884)	(4,229)

Comprehensive (loss)/income	(29,662)	106,226

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as of September 30, 2025 and December 31, 2024

(in thousands of $, except share data)

	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	278,231	134,551
Investments in equity securities	3,448	3,736
Due from related parties	6,029	5,201
Investment in sales-type leases, current portion	—	35,135
Trade accounts receivable	13,817	36,821
Other current assets	79,075	100,574
Total current assets	380,600	316,018
Vessels, rigs and equipment, net	3,209,225	3,552,298
Capital improvements in progress and newbuildings	184,433	162,254
Investments in associated companies	15,955	16,382
Loans and long term receivables from related parties including associates	45,000	45,000
Other long-term assets	15,398	15,817
Total assets	3,850,611	4,107,769

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	813,119	689,045
Due to related parties	2,021	1,296
Other current liabilities	89,072	137,516
Total current liabilities	904,212	827,857
Long-term liabilities
Long-term debt	1,947,419	2,150,417
Other long-term liabilities	7,388	1,073
Total liabilities	2,859,019	2,979,347

Stockholders’ equity	991,592	1,128,422

Total liabilities and stockholders’ equity	3,850,611	4,107,769

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2025 and September 30, 2024

(in thousands of $)

	Nine months ended
	September 30,
	2025	2024

Net (loss)/income	(21,778)	110,455
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	178,702	177,017
Vessel impairment charge	34,093	—
Amortization of deferred charges	6,347	5,305
Amortization of charter related deferred asset and straight-lining of operating leases	(483)	(827)
Equity in earnings of associated companies	(1,754)	(2,144)
(Gain)/loss on sale of vessels	(4,530)	17
Adjustment to fair value of derivatives recognized in the statement of operations	5,246	2,703
Loss on investments in equity securities	768	352
Loss on repurchase of bonds	144	1,294
Repayments from investment in sales-type assets	4,021	6,637
Other, net	8,456	3,170
Net changes in operating assets and liabilities	6,353	(35,943)
Net cash provided by operating activities	215,585	268,036

Investing activities
Purchase of vessels, capital improvements and newbuildings	(66,349)	(517,876)
Proceeds from sale of vessels	209,488	11,983
Other investments and long term assets, net	—	4,463
Net cash provided by/(used in) investing activities	143,139	(501,430)

Financing activities
Repayment of finance lease liabilities	—	(196,679)
Proceeds from debt	244,042	1,100,727
Repayment of debt	(330,084)	(505,014)
Repurchases and redemption of bonds	(11,144)	(130,710)
Debt fees paid	(3,018)	(12,592)
Net cash flows on swaps	(6,265)	(16,534)
Cash (paid)/received from share repurchases and issuances	(10,025)	96,250
Cash dividends paid	(98,550)	(103,739)
Net cash provided by/(used in) financing activities	(215,044)	231,709

Net change in cash and cash equivalents	143,680	(1,685)
Cash and cash equivalents at start of the period	134,551	165,492
Cash and cash equivalents at end of the period	278,231	163,807

The accompanying notes are an integral part of these consolidated condensed financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the nine months ended September 30, 2025 and September 30, 2024

(in thousands of $, except number of shares)

	Nine months ended
	September 30,
	2025	2024
Number of shares outstanding
At beginning of period	145,708,524	137,467,078
Shares issued	107,060	8,242,146
Shares cancelled	—	(700)
Shares repurchased	(1,252,657)	—
At end of period	144,562,927	145,708,524
Share capital
At beginning of period	1,468	1,386
Shares issued	1	82
At end of period	1,469	1,468
Additional paid-in capital
At beginning of period	716,233	618,164
Amortization of stock-based compensation	980	1,248
Shares issued	426	96,420
At end of period	717,639	715,832
Treasury stock
At beginning of period	(10,174)	(10,174)
Treasury stock at cost (1,252,657 and 0 shares, respectively)	(10,025)	—
At end of period	(20,199)	(10,174)
Contributed surplus
At beginning of period	417,684	424,562
Dividends declared	(98,550)	(384)
At end of period	319,134	424,178
Accumulated other comprehensive (loss)/income
At beginning of period	3,211	4,499
Other comprehensive loss	(7,884)	(4,229)
At end of period	(4,673)	270
Accumulated (deficit)/profit
At beginning of period	—	960
Net (loss)/income	(21,778)	110,455
Dividends declared	—	(103,355)
At end of period	(21,778)	8,060
Total stockholders’ equity	991,592	1,139,634

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.

Notes to the Unaudited Condensed Consolidated Financial Statements

1.INTERIM FINANCIAL INFORMATION

The unaudited condensed interim financial statements of SFL Corporation Ltd. (“SFL” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed interim financial statements do not include all of the disclosures required in annual consolidated financial statements and should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2025. The results of operations for the interim period ended September 30, 2025 are not necessarily indicative of the results for the entire year ending December 31, 2025.

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Company is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

Recently Issued Accounting Standards

The following is a brief discussion of a selection of recently released accounting pronouncements that are considered pertinent to the Company’s business and are not yet adopted.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments provide all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets. The amendments are effective for the Company for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires entities to disclose specific information about certain costs and expenses in the notes to the financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity's expense to help investors (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare the entity's performance over time and with that of other entities. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”), which clarified that all public entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impacts that ASU 2024-03 and ASU 2025-01 will have on the Company's financial statements' presentation and disclosures.

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). Among other things, these amendments require that a public business entity on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments became effective for the Company on January 1, 2025. Adoption of ASU 2023-09 did not have a material impact on the Company’s financial statements' presentation and disclosures.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management of the Company believes that the accounting estimates and assumptions that have been made are appropriate given the continuing market volatility surrounding the impacts of U.S. and international trade policies, including tariffs and port fees, as well as international sanctions or international hostilities, including the war between Russia and Ukraine and the developments in the Middle East. However, actual results could differ materially from those estimates.

Segment Information

The chief operating decision maker evaluates performance by assessing the Company's consolidated net income and its impact on overall shareholder returns, leading to a determination that the Company operates within a single reportable segment. The Company's assets operate on a world-wide basis and the Company's management does not evaluate performance by geographical region or by asset type, as it believes that any such information would not be meaningful. There have been no material changes since the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

2.GAIN/(LOSS) ON SALE OF VESSELS

(in thousands of $)	Nine months ended			Nine months ended
	September 30, 2025			September 30, 2024
	Net Proceeds	Gain/(Loss)		Net Proceeds	Gain/(Loss)
Disposal of investments in sales-type leases
MSC Margarita	—	—		5,991	(9)
MSC Vidhi	—	—		5,992	(8)
Seven 4,100 TEU container vessels*	31,150	—		—	—

Disposal of vessels
Asian Ace	9,449	4,336		—	—
SFL Yukon	9,974	(98)		—	—
SFL Sara	10,911	(734)		—	—
SFL Kate	11,362	(289)		—	—
SFL Hudson	10,722	812		—	—
SFL Humber	11,848	(618)		—	—
Eight Capesize dry bulk vessels*	114,071	1,121		—	—

Total	209,487	4,530	—	11,983	(17)

* Disposal following the exercise of purchase options within their charter agreements.

3.EARNINGS (LOSS) PER SHARE

The computation of basic earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period and the consolidated net income or loss of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. In the computation of the diluted EPS, the dilutive impact of the Company’s stock options is calculated using the “treasury stock” guidelines and the “if-converted” method is used for convertible debt instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Nine months ended
(in thousands of $)	September 30, 2025	September 30, 2024
Basic and diluted earnings/(loss) per share:
Net (loss)/income available to stockholders	(21,778)	110,455

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Nine months ended
(in thousands)	September 30, 2025	September 30, 2024
Basic earnings (loss) per share:
Weighted average number of common shares outstanding*	133,153	127,863
Diluted earnings (loss) per share:
Weighted average number of common shares outstanding*	133,153	127,863
Effect of dilutive share options	—	630
Weighted average number of common shares outstanding assuming dilution	133,153	128,493

	Nine months ended
	September 30, 2025	September 30, 2024
Basic (loss)/earnings per share:	$(0.16)	$0.86
Diluted (loss)/earnings per share:	$(0.16)	$0.86

*The weighted average number of common shares outstanding excluded 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016 and 3,765,842 shares issued as part of a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The Company entered into a general share lending agreement with another counterparty and after the maturity of the bonds, 8,000,000 and 3,765,142 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into such counterparty's custody. During the year ended December 31, 2024, the Company cancelled the remaining 700 shares, which were previously held by the Company’s transfer agent. Accordingly, the total of 11,765,142 shares which had been issued under these arrangements are not included in the weighted average number of common shares outstanding as of September 30, 2025.

The weighted average number of common shares outstanding also excludes 2,347,752 shares repurchased by the Company under its Share Repurchase Program and held as treasury stock as of September 30, 2025. (See also Note 11: Share Capital, Additional Paid-In Capital and Contributed Surplus).

For the nine months ended September 30, 2025, basic and diluted net loss per share were the same because the effect of all potentially dilutive securities was antidilutive. The effect of share options were excluded from the diluted earnings per share calculation for this period as their inclusion would have been antidilutive.

4.OTHER FINANCIAL ITEMS

Other financial items, net comprise of the following items:

	Nine months ended
(in thousands of $)	September 30, 2025	September 30, 2024
Change in allowance for expected credit losses	664	(524)
Dividend income	426	494
Loss on repurchase of bonds	(144)	(1,294)
Other items	2,671	(634)
Total other financial items, net	3,617	(1,958)

The Company recognizes, among other things, a measurement of expected credit losses for financial assets held at the reporting date, based on historical experience, current conditions and reasonable supportable forecasts.

Other items in the nine months ended September 30, 2025 include a net gain of $3.8 million arising from foreign currency translations (nine months ended September 30, 2024: gain of $0.3 million). Other items also include bank charges and fees relating to loan facilities.

5.INVESTMENTS IN EQUITY SECURITIES

As of September 30, 2025 and September 30, 2024, the equity securities comprise of approximately 1.3 million shares in NorAm Drilling Company AS (“NorAm Drilling”) which are traded on the Euronext Growth in Oslo. The Company recognized a mark to market loss of $0.8 million in the Statement of Operations in the nine months ended September 30, 2025 (September 30, 2024: loss of $0.4 million), together with a foreign exchange gain of $0.5 million (September 30, 2024: loss of $0.2 million), in Other Financial Items in the Statement of Operations.

6.VESSELS, RIGS AND EQUIPMENT, NET

(in thousands of $)	September 30, 2025	December 31, 2024
Cost	4,043,757	4,527,621
Accumulated depreciation	(834,532)	(975,323)
Vessels, rigs and equipment, net	3,209,225	3,552,298

During the nine months ended September 30, 2025, the Company recognized capital upgrades of $45.7 million in relation to 13 container vessels, one car carrier, four Suezmax tankers and two rigs, net of insurance recoveries.

During the nine months ended September 30, 2025, the 1,700 twenty-foot equivalent unit (“TEU”) container vessel, Asian Ace, was sold and delivered to an unrelated third party. The Company received net sale proceeds of $9.4 million and recorded a gain of $4.3 million on the disposal. (See also Note 2: Gain/(Loss) on Sale of Vessels).

Also, during the nine months ended September 30, 2025, the eight Capesize dry bulk vessels were sold and delivered to Golden Ocean Group Limited (“Golden Ocean”) following the exercise of purchase options. The Company received net sale proceeds of $114.1 million and recorded a gain of $1.1 million on the disposal which is recognized in the Consolidated Statement of Operations. (See also Note 2: Gain/(Loss) on Sale of Vessels).

Also, during the nine months ended September 30, 2025, the Company sold five 57,000 dwt dry bulk carriers to unrelated third parties for net sale proceeds of $54.8 million. The Company recognized an impairment loss of $26.7 million prior to the disposal and a loss on the sale of $0.9 million in the Consolidated Statement of Operations. (See also Note 2: Gain/(Loss) on Sale of Vessels).

Additionally, the Company recorded an impairment loss of $7.4 million on two dry bulk carriers, based on the estimated fair value of the vessels using a market approach.

The impairment charge on the dry bulk vessels arose in the first quarter of 2025 and was primarily triggered due to updated expectations on the timing of potential disposal of the vessels, future estimated cash flows based on current market conditions and outlook, and amounts of disposal proceeds expected to be received. The increasing estimated future costs stemming from U.S. and international trade policies, including tariffs and port fees, have negatively impacted estimated future earnings and values of the vessels.

7.CAPITAL IMPROVEMENTS IN PROGRESS AND NEWBUILDINGS

(in thousands of $)	September 30, 2025	December 31, 2024
Capital improvements in progress	31,571	15,758
Newbuildings	152,862	146,496
Total	184,433	162,254

Capital improvements in progress comprises of advances paid and costs incurred with respect to upgrades on two rigs and five vessels (December 31, 2024: Special Periodic Survey (“SPS”) and upgrades on two rigs and four vessels). These costs are recorded in “Capital improvements in progress” until such time as the equipment is installed on the vessel or rig, at which point it is transferred to "Vessels, Rigs and Equipment, net" or "Investment in Sales-Type Leases".

As of September 30, 2025, the Company paid $152.9 million in installments and capitalized interest in respect of shipbuilding contracts for the construction of five newbuilding dual-fuel 16,800 TEU container vessels (December 31, 2024: $146.5 million). The vessels are expected to be delivered to the Company in 2028.

Interest capitalized in the cost of newbuildings amounted to $6.4 million in the nine months ended September 30, 2025 (December 31, 2024: $2.9 million).

8.INVESTMENTS IN SALES-TYPE LEASES

During the nine months ended September 30, 2025, the Company had seven (December 31, 2024: seven) container vessels accounted for as sales-type leases, which were on long-term bareboat charter to MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”). Under the terms of the seven charters, MSC had fixed price purchase obligation at the expiry of each of the charters. Between June and July 2025, the Company sold and delivered the seven container vessels to MSC following the end of the vessels' bareboat charter contracts.

9.SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	September 30, 2025	December 31, 2024
Short-term and long-term debt:
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,000
U.S. dollar denominated fixed rate debt due 2026	146,250	147,375
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	150,000
8.25% senior unsecured sustainability-linked bonds due 2028	147,600	145,200
NOK750 million senior unsecured floating rate bonds due 2029	75,148	63,592
7.75% senior unsecured sustainability-linked bonds due 2030	144,400	—
U.S. dollar denominated floating rate debt	1,260,620	1,503,909
Lease debt financing	705,765	702,164
Total debt principal	2,779,783	2,862,240
Less: Unamortized debt issuance costs	(19,245)	(22,778)
Less: Current portion of long-term debt	(813,119)	(689,045)
Total long-term debt	1,947,419	2,150,417

A significant portion of the Company's outstanding debt will be due within one year of this report for which the Company has initiated discussions and negotiations with financial institutions regarding the refinancing of such maturing credit facilities. Given the Company's extensive history and successful track record in obtaining financing and refinancing, the Company believes that it will be reasonably able to secure the required refinancing of all such facilities prior to or at maturity.

Interest rate information:

	September 30, 2025	December 31, 2024
Weighted average interest rate on floating rate debt*	5.70%	5.96%
Weighted average interest rate on lease debt financing	5.18%	5.06%
Weighted average interest rate on fixed rate debt	8.27%	8.40%
Secured Overnight Financing Rate ("SOFR"), closing rate	4.24%	4.49%
Effective Federal Funds Rate ("EFFR"), closing rate	4.09%	4.33%
Norwegian Interbank Offered Rate ("NIBOR"), three-month, closing rate	4.13%	4.68%

*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate and cross currency swaps.

Issuance of new unsecured bonds

7.75% senior unsecured sustainability-linked bonds due 2030

In January 2025, the Company issued senior unsecured sustainability-linked bonds totaling $150.0 million in the Nordic credit market. The bonds bear a coupon, payable quarterly, at a fixed rate of 7.75% per annum and are redeemable in full on January 29, 2030. The Company aims to reduce carbon emissions which is measured by improving its annual year on year Annual Efficiency Rating, based on fleet average, by a minimum of 2% by 2026. From 2027 to 2029, further reductions will be targeted in line with higher minimum standards set by the International Maritime Organization. During the nine months ended September 30, 2025, the Company repurchased $11.2 million and resold $5.6 million of its senior unsecured sustainability-linked bonds due 2030. The net amount outstanding as of September 30, 2025, was $144.4 million (December 31, 2024: $0.0 million).

U.S. dollar floating rate debt

The following table presents information on U.S. dollar floating rate debt facilities outstanding as of September 30, 2025 and December 31, 2024. The facilities bear interest at SOFR plus a margin, except the $60.0 million loan facility, which bears interest at EFFR plus a margin.

U.S. dollar floating rate debt	Corporate guarantee	Draw-down date	No. of subsidiaries †	Approx. term	Balance outstanding as of
					September 30, 2025	December 31, 2024
					($'millions)
45 million secured term loan and revolving credit facility*	Full	2014	7	11	—	27.5
35 million term loan facility*	Part	2021	1	7	27.3	28.8
107.3 million term loan facility*	Part	2021	3	5	84.7	89.4
100 million term loan facility*	Part	2022	4	5	64.6	72.3
23 million term loan facility*	Full	2022	2	3	—	12.7
115 million term loan facility*	Part	2022	8	3	—	70.0
144.6 million term loan facility*	Full	2023	4	3	119.0	126.7
150 million senior secured term loan facility**	Full	2023	1	3	122.0	134.0
8.4 million senior unsecured term loan facility	—	2023	—	3	—	8.4
60 million loan facility****	Part	2024	1	0	—	15.0
79.8 million term loan facility*	Part	2024	2	5	75.5	78.7
163.8 million term loan facility*	Part	2024	3	5	156.3	162.4
150 million term loan facility*	Part	2024	3	6	130.8	145.2
226 million term loan facility**	Full	2024	7	5	194.4	218.1
235 million term loan facility*	Full	2024	4	5	210.7	233.1
81.6 million term loan facility***	Full	2024	2	2	75.3	81.6
Total					1,260.6	1,503.9
† Number of wholly-owned subsidiaries which entered into the facility.
*These facilities are secured against the vessels owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain a minimum value covenant and covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
** These facilities are secured against the pre-delivery contracts, vessels or rigs owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
***During the nine months ended September 30, 2025, this $81.6 million term loan was extended by one year to September 30, 2026.
****In December 2021, one of our wholly-owned subsidiaries entered into a general share lending agreement and as of September 30, 2025, 11.8 million of the Company’s shares were on loan and in the custody of the borrowing bank. This facility provides up to $60.0 million cash collateral to us, callable at any time, in connection with the shares lent. The facility is repayable on demand, by either party to the agreement.

Lease Debt Financing

Wholly-owned subsidiaries of the Company have entered into sale and leaseback transactions for the vessels that they own, through Japanese operating lease with call option financing structures. The vessels have been sold and leased back, with options to repurchase the vessels. These transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The following table presents information on lease debt financing facilities outstanding as of September 30, 2025 and December 31, 2024.

Lease Debt Financing	Price of vessel sold and leased back ($' millions)	Lease start date	Approx. length of lease in years	First repurchase option	Balance outstanding as of
					September 30, 2025	December 31, 2024
					($'millions)
$65 million lease debt financing	65.0	2021	6	2026	36.3	43.8
$65 million lease debt financing	65.0	2021	6	2026	36.6	44.1
$23.5 million lease debt financing	23.5	2022	3	2025	—	11.8
$25.3 million lease debt financing	25.3	2022	3	2025	—	13.4
$120 million lease debt financing	120.0	2022	8	2029	89.7	97.9
$120 million lease debt financing	120.0	2022	8	2029	91.1	99.4
$45 million lease debt financing	45.0	2023	5	2028	32.7	36.7
$38.5 million lease debt financing	38.5	2023	9	2028	32.7	34.7
$72.2 million lease debt financing	72.2	2023	12	2033	64.9	67.7
$72.2 million lease debt financing	72.2	2023	12	2033	65.7	68.5
$77.5 million lease debt financing	77.5	2024	12	2033	70.9	73.9
$77.5 million lease debt financing	77.5	2024	12	2033	71.7	74.7
$37 million lease debt financing	37.0	2024	8	2028	33.4	35.6
$43 million lease debt financing	43.0	2025	5	2027	41.4	—
$40.5 million lease debt financing	40.5	2025	4	2027	38.7	—
Total					705.8	702.2

10.FINANCIAL INSTRUMENTS

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	September 30, 2025	December 31, 2024
Non-designated derivative instruments - short-term assets:
Interest rate swaps	—	121
Total derivative instruments - short-term assets	—	121
Designated derivative instruments - long-term assets:
Interest rate swaps	—	1,631
Cross currency interest rate swaps	6,649	2,212
Non-designated derivative instruments - long-term assets:
Interest rate swaps	7,925	11,515
Cross currency interest rate swaps	530	165
Total derivative instruments - long-term assets	15,104	15,523

(in thousands of $)	September 30, 2025	December 31, 2024
Non-designated derivative instruments - short-term liabilities:
Cross currency swaps	—	14,884
Total derivative instruments - short-term liabilities	—	14,884
Designated derivative instruments - long-term liabilities:
Interest rate swaps	5,283	103
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	1,828	—
Total derivative instruments - long-term liabilities	7,111	103

Movements in the Consolidated Statement of Operations are summarized as follows:

	Nine months ended
(in thousands of $)	September 30, 2025	September 30, 2024
Net fair value movements of non-designated derivatives	(5,246)	(2,703)
Net cash movement on non-designated derivatives and swap settlements	2,438	3,722
Total cash movement and valuation (loss)/gain on non-designated derivatives	(2,808)	1,019

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates.

As of September 30, 2025, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for NIBOR or SOFR. The total net notional principal amount subject to interest rate swap agreements as of September 30, 2025, was $0.8 billion (December 31, 2024: $0.5 billion).

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, some of which are designated as hedges against the NOK750.0 million senior unsecured floating rate bonds due 2029. The total net notional principal amount subject to cross currency swap agreements as of September 30, 2025, was NOK750.0 million (December 31, 2024: NOK1.4 billion).

Apart from the NOK750 million senior unsecured floating rate bonds due 2029, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities as of September 30, 2025 and December 31, 2024 are as follows:

	September 30, 2025		December 31, 2024
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Equity securities	3,448	3,448	3,736	3,736
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,750	150,000	150,975
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	154,350	150,000	154,737
8.25% senior unsecured sustainability-linked bonds due 2028	147,600	152,397	145,200	149,874
NOK750 million senior unsecured floating rate bonds due 2029	75,148	75,618	63,592	63,778
7.75% senior unsecured sustainability-linked bonds due 2030	144,400	148,191	—	—
Derivatives:
Interest rate/ currency/ commodity swap contracts - short-term receivables	—	—	121	121
Interest rate/ currency/ commodity swap contracts - long-term receivables	15,104	15,104	15,523	15,523
Interest rate/ currency/ commodity swap contracts - short-term payables	—	—	14,884	14,884
Interest rate/ currency/ commodity swap contracts - long-term payables	7,111	7,111	103	103

In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, changes in the fair values of the swaps are recognized in other comprehensive income where the Company has designated the swaps as hedges. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The fair values of financial assets and liabilities as of September 30, 2025, were measured as follows:

		Fair value measurements using
(in thousands of $)	September 30, 2025	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Equity securities	3,448	3,448
Interest rate/ currency/ commodity swap contracts, long-term receivables	15,104		15,104
Total assets	18,552	3,448	15,104	—
Liabilities:
7.25% senior unsecured sustainability-linked bonds due 2026	150,750	150,750
8.875% senior unsecured sustainability-linked bonds due 2027	154,350	154,350
8.25% senior unsecured sustainability-linked bonds due 2028	152,397	152,397
NOK750 million senior unsecured floating rate bonds due 2029	75,618	75,618
7.75% senior unsecured sustainability-linked bonds due 2030	148,191	148,191
Interest rate/ currency/ commodity swap contracts, long-term payables	7,111		7,111
Total liabilities	688,417	681,306	7,111	—

As of September 30, 2025, investment in equity securities consist of NorAm Drilling shares trading on the Euronext Growth in Oslo.

The estimated fair values of the 7.25% senior unsecured sustainability-linked bonds due 2026, the 8.875% senior unsecured sustainability-linked bonds due 2027, the 8.25% senior unsecured sustainability-linked bonds due 2028, the 7.75% senior unsecured sustainability-linked bonds due 2030 and the floating rate NOK denominated bonds due 2029 are all based on their quoted market prices as of the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and NIBOR or SOFR interest rates as of September 30, 2025.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with DNB Bank ASA, Skandinaviska Enskilda Banken AB (publ), Danske Bank A/S, ING Bank N.V and Sumitomo Mitsui Banking Corporation. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments.

The Company does not require collateral or other securities to support financial instruments that are subject to credit risk, however certain of the Company’s counterparties require the Company to periodically post collateral when the fair value of the financial instruments exceeds or is below specified thresholds. As of September 30, 2025, the other receivables balance within current assets in the consolidated balance sheets included $0.0 million (December 31, 2024: $5.0 million) in relation to cash collateral posted by the Company.

There is also a concentration of revenue risk with Maersk A/S (“Maersk”), ConocoPhillips Skandinavia AS (“ConocoPhillips”) and Hapag-Lloyd AG, to whom the Company charters several vessels and earns a significant proportion of its revenues.

11.SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	September 30, 2025	December 31, 2024
300,000,000 common shares of $0.01 par value each (December 31, 2024: 300,000,000 common shares of $0.01 par value each)	3,000	3,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	September 30, 2025	December 31, 2024
146,910,679 common shares of $0.01 par value each (December 31, 2024: 146,803,619 common shares of $0.01 par value each)	1,469	1,468

The Company’s common shares are listed on the New York Stock Exchange under the ticker symbol “SFL”.

Repurchase of shares

On May 8, 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100 million of the Company’s common shares (“Share Repurchase Program”). The authorization was reaffirmed in both 2024 and 2025 and remains in effect until June 2026. During the nine months ended September 30, 2025, the Company repurchased a total of 1,252,657 shares, at an average price of approximately $7.98 per share, with principal amounts totaling $10.0 million. As of September 30, 2025, 2,347,752 shares were repurchased by the Company under its Share Repurchase Program and held as treasury stock. The Company has approximately $79.8 million remaining under the authorized Share Repurchase Program as of September 30, 2025. The specific timing and amounts of the repurchases will be in the sole discretion of the Company and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares.

Issuance of shares

The Company may, from time to time, offer and sell new common shares with aggregate sales proceeds of up to $100 million through an at-the-market program (the “ATM”). No new common shares were issued and sold under the ATM program during the nine months ended September 30, 2025 or in the year ended December 31, 2024.

During the nine months ended September 30, 2025, the Company issued a total of 107,060 new shares following the exercise of 400,000 share options. (See also Note 12: Share Option Plan).

Therefore, there were 144,562,927 common shares outstanding as of September 30, 2025 (December 31, 2024: 145,708,524), excluding shares repurchased under the Company's Share Repurchase Program and held in treasury.

Dividends

During the nine months ended September 30, 2025, the Company declared a dividend of $0.27 per share on February 12, 2025, which was paid in cash on March 28, 2025. The record date and ex-dividend date were March 12, 2025. The Company declared a dividend of $0.27 per share on May 14, 2025, which was paid in cash on June 27, 2025. The record date and ex-dividend date were June 12, 2025. The Company declared a dividend of $0.20 per share on August 19, 2025, which was paid in cash on September 29, 2025. The record date and ex-dividend date were September 12, 2025.

12.SHARE OPTION PLAN

During the nine months ended September 30, 2025, 400,000 share options were exercised. The Company issued a total of 107,060 new shares in full satisfaction of the options exercised which had a total intrinsic value of $0.5 million on the day of exercise. The weighted average exercise price of the options exercised was $8.08 per share.

In March 2025, the Company awarded a total of 465,000 options to officers, employees and directors, pursuant to the Company’s share option plan. The options have a five-year term and a three-year vesting period and the first options will be exercisable from March 2026 onwards. The initial strike price was $8.39 per share.

13.RELATED PARTY TRANSACTIONS

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies.

(in thousands of $)	September 30, 2025	December 31, 2024
Amounts due from:
Frontline plc	2,683	4,252
Seatankers	686	521
Golden Ocean *	—	237
Front Ocean	14	18
Paratus	3	2
Northern Ocean Operations Ltd. (“Northern Ocean”)	2,207	—
NorAm Drilling	172	109
River Box	300	92
Other related parties	1	3
Allowance for expected credit losses	(37)	(33)
Total amount due from related parties	6,029	5,201

Loans to related parties - associated companies, long-term
River Box	45,000	45,000
Total loans to related parties - associated companies, long-term	45,000	45,000

Amounts due to:
Frontline Shipping	1,889	1,234
Golden Ocean *	—	56
Seatankers	112	—
Other related parties	20	6
Total amount due to related parties	2,021	1,296

* Golden Ocean ceased to be a related party on March 12, 2025.

Related party leasing and service contracts

The Company’s most significant related party leasing and service contracts were with Golden Ocean, a company related to Hemen until March 12, 2025, to whom the Company leased eight vessels. Until March 12, 2025, the Company received operating lease income of $10.7 million from Golden Ocean (nine months ended September 30, 2024: $41.1 million) and paid vessels management fees of $4.0 million (nine months ended September 30, 2024: $15.3 million). In February 2025, the Company announced that Golden Ocean had exercised its purchase options on eight Capesize vessels for $112.0 million in aggregate. The vessels were delivered to Golden Ocean in July 2025.

During the nine months ended September 30, 2025, the Company earned rental revenue of $1.7 million from leasing of equipment from the drilling rig Hercules to Northern Ocean (nine months ended September 30, 2024: $0.0 million). The equipment was returned to the Company in the nine months ended September 30, 2025.

Other related party service contracts include payments to Front Ocean Management AS and Front Ocean Management Ltd., Seatankers Management Norway AS and Seatankers Management Co. Ltd., Frontline Management AS and Frontline (Management) Cyprus Limited and Paratus Management (UK) Ltd. for office facilities, administration service fees, newbuilding supervision fees and vessel management fees.

Related parties – associated companies

The Company granted a $45.0 million non-amortizing loan to River Box Holding Inc. (“River Box”) which is a fixed interest rate loan and is repayable in full on November 16, 2033 or earlier if River Box sells its assets. During the nine months ended September 30, 2025, the Company received interest income of $3.4 million (nine months ended September 30, 2024: $3.4 million).

Other related party transactions

During the nine months ended September 30, 2024, the Company entered into agreements to acquire three LR2 product tankers under construction from entities related to Hemen, for an aggregate amount of $231.0 million. The vessels were delivered between June and October 2024 and commenced their long term charters to a third party.

During the nine months ended September 30, 2025, the Company received dividend income of $0.4 million from NorAm Drilling (nine months ended September 30, 2024: $0.5 million).

14.COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	September 30, 2025	December 31, 2024
Vessels, rigs and equipment, net	3,179	3,462
Investments in sales-type leases	—	35
Book value of consolidated assets pledged under mortgages	3,179	3,497

The Company has funded its acquisition of vessels, jack-up rig and harsh environment semi-submersible rig through a combination of equity, short term debt and long term debt. Providers of long term loan facilities usually require that the loans be secured by mortgages against the assets being acquired.

Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with various mutual protection and indemnity associations in which the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members. The Company also has similar partially mutual insurance arrangements for its rigs.

Capital commitments

As of September 30, 2025, the Company had commitments under shipbuilding contracts to construct five newbuilding dual-fuel 16,800 TEU container vessels, totaling to $848.1 million (December 31, 2024: $818.1 million). The vessels are expected to be delivered to the Company in 2028. (Also, refer to Note 7: Capital Improvements in Progress and Newbuildings).

As of September 30, 2025, the Company has committed to pay $8.2 million towards the installation of optimization upgrades on two container vessels and two chemical tankers, with installations expected to take place in 2025 and 2026 (December 31, 2024: $20.2 million on seven container vessels).

Also as of September 30, 2025, the Company has committed to pay $8.5 million for capital upgrades on the drilling rig, Hercules (December 31, 2024: $13.2 million). The installations are expected to take place in 2025 and 2026.

Other contingencies

On March 5, 2023, SFL Hercules Ltd., a subsidiary of the Company, served Seadrill Ltd. (“Seadrill”) with a claim filed in the Oslo District Court in Norway, relating to the redelivery of the drilling rig, Hercules, in December 2022. The Company has made the claim because it believes that the rig was not redelivered in the condition required under the contract with Seadrill and the Company is therefore seeking damages. In February 2025, there was a ruling in Oslo District Court in favor of SFL’s rig-owning subsidiary where subsidiaries of Seadrill were ordered to pay an amount equivalent to a total of approximately $48 million in compensation, including late payment interest and legal costs, as a result of its breach of contract upon redelivering Hercules to SFL in 2022. Seadrill has filed an appeal of the ruling.

There was also a related case concerning certain capital spares delivered by Seadrill to a subsidiary of SFL in connection with the SPS of Hercules in 2023 where the parties disagreed on the actual ownership and compensation of these spares (“Capital Spares Case”). In April 2025, the Company was fully acquitted and awarded legal costs in the case in which Seadrill had pursued SFL for approximately $8.0 million. Seadrill has also appealed this ruling.

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

15.SUBSEQUENT EVENTS

On November 11, 2025, the Board of Directors declared a cash dividend of $0.20 per share which is payable on or around December 29, 2025 to shareholders of record on December 12, 2025.

SFL CORPORATION LTD

As used herein, “we,” “us,” “our” and “the Company” all refer to SFL Corporation Ltd. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the nine months ended September 30, 2025

General

We are SFL Corporation Ltd., a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries and branches located in Bermuda, Canada, Cyprus, Liberia, Namibia, Norway, Singapore, the United Kingdom and the Marshall Islands.

You should carefully consider the risks and other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, as well as those described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”).

Recent and Other Developments

Acquisitions, Deliveries, Capital Investments and Disposals

Acquisitions, Deliveries and Capital Investments

During the nine months ended September 30, 2025, we recorded $45.7 million for capital upgrades performed on 13 container vessels, one car carrier, four Suezmax vessels and two rigs, net of insurance recoveries.

Disposals

In January 2025, we agreed to sell the 1,700 TEU container vessel, Asian Ace, to an unrelated third party for net sale proceeds of $9.4 million. The vessel was delivered to its new owners in May 2025 and a gain of $4.3 million was recorded on disposal.

In February 2025, we announced that Golden Ocean had exercised its purchase options on eight Capesize dry bulk carriers for net sales proceeds of $114.1 million. The vessels were delivered to Golden Ocean in July 2025 and a total gain of $1.1 million was recorded on the disposals.

Between March and June 2025, we agreed to sell five 57,000 dwt Supramax dry bulk vessels, SFL Yukon, SFL Sara, SFL Kate, SFL Hudson, and SFL Humber, to unrelated third parties for net sales proceeds of $54.8 million. The five vessels were delivered to their new owners between April 2025 and September 2025. A net loss of $0.9 million was recorded on the disposals.

We had seven container vessels classified as sales-type leases, all of which were on long-term bareboat charters to MSC. Under the terms of their charters, MSC was obligated to purchase each vessel at a fixed price upon the expiry of the respective charter periods. Between June and July 2025, we redelivered the seven container vessels to MSC following the end of the vessels' bareboat charter contracts.

New Contracts, Extensions and Changes

Between January and July 2025, four 9,500 TEU container vessels and three 10,600 TEU container vessels commenced time charter contracts with Maersk for a duration of five years.

In February and May 2025, Maersk declared a further 12 months extension option for two 9,500 TEU container vessels, Maersk Skarstind and Maersk Shivling, respectively.

In June 2025, Phillips 66 declared a further 12 months extension option for the two product tankers, SFL Sabine and SFL Trinity.

In August 2025, we agreed five-year time charter extensions with Maersk for three 9,500 TEU container vessels, Maersk Sarat, Maersk Skarstind and Maersk Shivling.

Corporate Debt and Lease Debt Financing

In January 2025, we issued $150 million senior unsecured, sustainability-linked bonds, in the Nordic credit market. The bonds were issued at 99.5% of face value, bear a coupon of 7.75% and will mature in 2030. The net proceeds are intended for new investments and general corporate purposes.

In June 2025, we completed sale and leaseback transactions via a Japanese operating lease with call option financing structure for the refinancing of the two 6,500 CEU car carriers, SFL Composer and SFL Conductor, for an amount of $43.0 million and $40.5 million respectively. The vessels were sold and leased back for a term of nearly five and four years, respectively, with options to purchase the vessels at the end of each period.

Issuance/Repurchase of Shares, Share Options, Grants and Exercises

During the nine months ended September 30, 2025, we issued 107,060 new shares to employees, officers and directors in settlement of options issued in 2020, 2021 and 2022 pursuant to the Company’s incentive program.

In March 2025, 465,000 options were awarded to employees, officers and directors, pursuant to the Company's Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options are exercisable from March 2026 onwards. The initial strike price was $8.39 per share.

During the nine months ended September 30, 2025, we repurchased a total of 1,252,657 shares, at an average price of approximately $7.98 per share, with principal amounts totaling $10.0 million under our Share Repurchase Program.

In November 2025, the Company commenced plans to renew its dividend reinvestment plan, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in up to 10 million of the Company’s common shares on a regular or one time basis, and such shares will be covered by the Company’s registration statement on Form F-3ASR.

Dividend

On February 12, 2025, May 14, 2025 and August 19, 2025, the Board of Directors of the Company declared a dividend of $0.27, $0.27 and $0.20 per share, respectively.

On November 11, 2025, the Board of Directors of the Company declared a dividend of $0.20 per share which is payable in cash on or around December 29, 2025 to shareholders of record on December 12, 2025.

Any dividend that we declare is at the discretion of our Board of Directors. We cannot assure you that our dividend will not be reduced or eliminated in the future, and changes in our dividend policy could adversely affect the market price of our common shares.

Corporate and other matters

On August 18, 2025, the Company’s Board of Directors approved an increase in the size of the Board from six to seven members, pursuant to the authority granted at the 2025 Annual General Meeting of Shareholders. In connection with this expansion, Mr. Jan Erik Klepsland was appointed as a non-independent director of the Company. Mr. Klepsland is an Investment Director in Seatankers Management Norway AS, an entity related to Hemen Holding Limited, SFL’s largest shareholder, where he oversees and manages various public and private investments predominantly within shipping and oil services. Prior to joining Seatankers in August 2020, he held the position as Partner at ABG Sundal Collier. Mr. Klepsland holds a MSc in Finance from Norwegian School of Economics (NHH). He also serves as a director of Archer Ltd, NorAm Drilling AS, Fortis Operations AS and Northern Ocean Ltd.

U.S. and China Port Fees

In April 2025, the United States Trade Representative (“USTR”) implemented significant trade actions, including (i) a fee to be paid by a vessel’s operator for any vessel owned or operated by a Chinese entity arriving to a U.S. port, to be paid up to five times per calendar year per vessel, which fee is calculated at a rate of $50 per net ton for the arriving vessel and increases over time, plateauing at $140 per net ton by April 2028; and (ii) a fee charged to operators of Chinese-built vessels (subject to certain targeted coverage exclusions), which fees are calculated at the higher of either $18 per net ton for the arriving Chinese-built vessel or $120 for each container discharged, again increasing over time to $33 per net ton, or $250 per container discharged, by April 2028. These fees became effective for vessels arriving at U.S. ports of entry on October 14, 2025.

On October 10, 2025, in response to the USTR action, China’s Ministry of Transport (the “Ministry”) announced retaliatory special port service fees applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. Although the Ministry later published formal implementing measures, key uncertainties remain that may affect how we plan and comply. These fees also became effective on October 14, 2025.

On October 30, 2025, following certain trade negotiations held between China and the United States in South Korea, China’s Ministry of Commerce released a statement indicating that the United States will suspend implementation of certain of these trade actions and that, after the U.S. suspends implementation, China will also suspend implementation of countermeasures for a period of one year. Uncertainties remain concerning the scope and timing of any suspension of fees by either the U.S. or China.

Operating Results

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2025	September 30, 2024
Total operating revenues	557,534	675,302
Gain/(loss) on sale of vessels	4,530	(17)
Total operating expenses	(457,198)	(433,446)
Operating income	104,866	241,839
Interest income	10,276	9,904
Interest expense	(137,589)	(134,626)
Other non-operating items, net	41	(1,291)
Equity in earnings of associated companies	1,754	2,144
Tax expense	(1,126)	(7,515)
Net (loss)/income	(21,778)	110,455

Total operating revenues

Total operating revenues decreased by 17.4% in the nine months ended September 30, 2025, compared with the same period in 2024.

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2025	September 30, 2024
Time charter revenues	458,084	457,784
Voyage charter and pool revenues	12,831	13,020
Drilling contract revenues	72,785	181,775
Interest income - sales-type leases	951	1,931
Profit sharing income	4,410	14,091
Other operating income	8,473	6,701
Total operating revenues	557,534	675,302

Time charter revenues
During the nine months ended September 30, 2025, time charter revenues were earned by 22 container vessels, seven car carriers, 15 dry bulk carriers, seven Suezmax tankers, nine product tankers and one chemical tanker. Time charter revenues remained consistent for the nine months ended September 30, 2025, compared to the same period in 2024, mainly as a result of similar effects from vessel additions and disposals. We acquired and took delivery of one chemical tanker and three product tankers between June 2024 and October 2024 and one newbuilding car carrier in March 2024. We also sold and delivered two container vessels between December 2024 and May 2025, eight Capesize dry bulk carriers in July 2025 and five Supramax dry bulk carriers between April and September 2025.

Voyage charter and pool revenues
During the nine months ended September 30, 2025, voyage charter and pool revenues were earned by five dry bulk carriers which were sometimes chartered on a voyage-by-voyage basis and one chemical tanker, SFL Aruba, which was delivered in August 2024 and commenced trading in a pool. During the nine months ended September 30, 2024, voyage charter and pool revenues were earned by four dry bulk carriers which were occasionally chartered on a voyage-by-voyage basis and one chemical tanker, SFL Aruba, which was delivered in August 2024. Voyage charter and pool revenues decreased by 1% in the nine months ended September 30, 2025, compared to the same period in 2024, mainly due to lower trading rates and the sale of the five dry bulk carriers between April and September 2025. The decrease is partially offset by the addition of SFL Aruba.

Drilling contract revenues
We earn drilling contract revenues from our two drilling rigs. The drilling rig Linus has been operational with ConocoPhillips, since its redelivery from Seadrill in September 2022. In May 2024, Linus underwent its second SPS which lasted until the end of July 2024. The drilling rig Hercules was operating under a drilling contract with Galp Energia in Namibia until May 2024. Hercules then completed another drilling contract with Equinor from July 2024 until October 2024. Drilling contract revenues decreased by 60% in the nine months ended September 30, 2025, compared to the same period in 2024, mainly because the drilling rig Hercules was warm stacked in Norway, seeking employment opportunities.

Interest income - sales-type leases
In the nine months ended September 30, 2025, sales-type leases interest income arose on seven container vessels on long term charters to MSC. The seven vessels were sold and delivered to MSC between June and July 2025, following the end of the vessels' bareboat charter contracts. In the nine months ended September 30, 2024, we had sales-type leases interest income on nine container vessels on long term charters to MSC, two of which were sold in March 2024. Interest income decreased due to the disposal of these vessels.

Profit share revenues
We had a profit share arrangement related to the eight Capesize dry bulk vessels which were on charter to a subsidiary of Golden Ocean until their disposal in July 2025, whereby we earned a 33% profit share above the base charter rates, calculated and paid on a quarterly basis. We recorded $0.6 million of profit share revenue under this arrangement in the nine months ended September 30, 2025 (nine months ended September 30, 2024: $5.5 million).

During the nine months ended September 30, 2025, we recorded $3.8 million from fuel saving arrangements relating to seven container vessels on charter to Maersk, due to the installation of scrubbers, and one scrubber-fitted car carrier on charter to Eukor Car Carriers Inc. (nine months ended September 30, 2024: $8.6 million relating to seven container vessels and one car carrier).

Gain/(loss) on sale of vessels

In the nine months ended September 30, 2025, we recorded a net gain of $4.5 million in relation to the disposal of one 1,700 TEU container vessel, five 57,000 dwt Supramax dry bulk vessels, eight 180,000 dwt Capesize dry bulk vessels, and seven 4,100 TEU container vessels which were previously accounted for as sales-type leases.

In the nine months ended September 30, 2024, we recorded a net loss of $17,000 in relation to the disposal of two 5,800 TEU container vessels, MSC Margarita and MSC Vidhi, which were previously accounted for as sales-type leases. The vessels were delivered to MSC upon the exercise of a purchase obligation at the end of their charter period.

Operating expenses

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2025	September 30, 2024
Vessel and rig operating expenses	230,817	240,676
Depreciation	178,702	177,017
Vessel impairment charge	34,093	—
Administrative expenses	13,586	15,753
Total operating expenses	457,198	433,446

Vessel and rig operating expenses decreased by $9.9 million in the nine months ended September 30, 2025, compared with the same period in 2024. The decrease is mainly due to a decrease in operating costs for the drilling rig Hercules which is warm stacked in Norway in 2025. In the nine months ended September 30, 2024, Hercules was operating under a drilling contract with Galp Energia in Namibia until May 2024 and then another drilling contract with Equinor in Canada from July 2024 until October 2024. This was slightly offset by an increase in dry docking costs in 2025 and also the acquisition of vessels. We acquired three product tankers and two chemical tankers between June 2024 and October 2024 and two newbuilding car carriers in January and March 2024. This was slightly offset by the disposal of one container vessel in December 2024, 13 dry bulk carriers between April and September 2025 and one container vessel in May 2025. In addition, 15 vessels dry docked in the nine months ended September 30, 2025, compared to five vessels in the same period in 2024.

Depreciation expense relates to vessels and rigs owned by the Company or vessels chartered-in under finance leases, that are not accounted for as investments in sales-type leases. The increase in depreciation of $1.7 million for the nine months ended September 30, 2025, compared to the same period in 2024, was mainly due to the acquisition of three product tankers and two chemical tankers between June 2024 and October 2024 and two newbuilding car carriers in January and March 2024, as well as due to capitalized SPS costs and capital upgrades for the rigs Linus and Hercules in 2024. The increase is partially offset by the sale of two container vessels and 13 dry bulk carriers between December 2024 and September 2025.

In the nine months ended September 30, 2025, we recorded an impairment loss of $6.8 million on one 57,000 dwt Supramax dry bulk carrier on classification as held for sale. The vessel was sold in April 2025. We recorded a further impairment loss of $27.3 million on four 57,000 dwt Supramax dry bulk carriers and two 82,000 dwt Kamsarmax dry bulk carriers, based on estimated fair value of the vessels using a market approach. The impairment charge was primarily triggered by updated expectations on the timing of potential disposal of the vessels, future estimated cash flows based on current market conditions and outlook, and amounts of disposal proceeds expected to be received. The increasing estimated future costs stemming from U.S. and international trade policies, including tariffs and port fees, have negatively impacted estimated future earnings and values of the vessels in the nine months ended September 30, 2025. In the nine months ended September 30, 2024, we recorded no impairment charge.

Administrative expenses for the nine months ended September 30, 2025 decreased by $2.2 million compared with the same period in 2024, mainly due to lower legal and professional fees.

Interest income

Total interest income increased by $0.4 million for the nine months ended September 30, 2025, compared to the same period in 2024, mainly due to higher interest received on bank and short term deposits.

Interest expense

Interest expense for the nine months ended September 30, 2025, was $137.6 million compared with $134.6 million for the nine months ended September 30, 2024. The increase in interest expense for the nine months ended September 30, 2025, compared to the same period in 2024, is due to new loans and lease debt financing obtained by the Company for the vessels purchased in 2023 and 2024 and the increased interest rates in the period for floating rate debt and refinanced fixed loans. Changes in interest related to the bonds are due to changes in foreign currency exchange rate, repayments and redemptions.

Other non-operating items

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2025	September 30, 2024
Loss on investments in equity securities	(768)	(352)
Interest and valuation (loss)/gain on non-designated derivatives	(2,808)	1,019
Other financial items, net	3,617	(1,958)
Total other non-operating items	41	(1,291)

In the nine months ended September 30, 2025, total other non-operating items amounted to a gain of $41,000 compared to a loss of $1.3 million in the nine months ended September 30, 2024. This movement is mainly affected by a loss on valuation of non-designated derivatives, on investment in equity securities and on repurchase of bonds and extinguishment of debt. The losses are offset by more favorable foreign exchange fluctuations and a decrease in the allowance for expected credit losses.

Equity in earnings of associated companies

River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The Company holds 49.9% ownership in River Box and is accounted for under the equity method. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen, the Company’s largest shareholder and a related party. The net income of the River Box group is included under “Equity in earnings of associated companies” during the nine months ended September 30, 2025 and September 30, 2024. The total equity in earnings of associated companies in the nine months ended September 30, 2025, was $1.8 million (nine months ended September 30, 2024: $2.1 million).

Tax expense

In the nine months ended September 30, 2025, we recorded a tax expense of $1.1 million which relates mainly to the operations of the drilling rig Linus in Norway. In the nine months ended September 30, 2024, we recorded a tax expense of $7.5 million mainly due to the operations of the drilling rig Hercules in Namibia and Canada.

Liquidity and Capital Resources

As of September 30, 2025, we had total cash and cash equivalents of $278.2 million and investments in equity securities of $3.4 million.

In the nine months ended September 30, 2025, we generated cash of $215.6 million net from operations, generated $143.1 million net in investing activities and used $215.0 million net for financing activities.

Cash flows provided by operating activities for the nine months ended September 30, 2025 decreased to $215.6 million, from $268.0 million for the same period in 2024, mainly due to changes in operating income received and the timing of charter hire and trade and other receivables.

Investing activities generated cash of $143.1 million in the nine months ended September 30, 2025, compared to $501.4 million used in the same period in 2024. The shift to net cash provided by investing activities in the nine months ended September 30, 2025, compared to cash used in the same period in 2024, is primarily attributable to higher proceeds from vessel sales, as well as lower spending on vessel acquisitions, capital improvements, newbuilding installments and deposits. During the nine months ended September 30, 2025, cash outflows totaling $66.3 million mainly consisted of capital upgrades relating to 16 container vessels, six tankers and one car carrier and capital upgrades for Hercules and Linus. In comparison, cash outflows totaling $517.9 million in the same period in 2024 mainly consisted of the purchase of four tankers, newbuilding installments for two car carriers delivered during the period, installments for five container vessels under construction, capital upgrades for Hercules and costs incurred for the SPS and capital upgrades for Linus. Additionally, there was an increase in cash inflows from vessel sales. During the nine months ended September 30, 2025, $209.5 million was received from the sale of eight container vessels and 13 dry bulk carriers, compared to a cash inflow of $12.0 million from the sale of two container vessels in the comparable period in 2024.

Net cash used in financing activities for the nine months ended September 30, 2025 was $215.0 million, compared to net cash provided of $231.7 million in the same period in 2024. The change was primarily driven by lower debt proceeds, which totaled $244.0 million, compared to $1,100.7 million in the comparable period in 2024. The decrease in debt proceeds was partly offset by lower debt repayments, which totaled $330.1 million in the nine months ended September 30, 2025, compared to $505.0 million in the same period in 2024. Additionally, in the nine months ended September 30, 2025 there was a cash outflow of $10.0 million for the repurchases of Company shares, whereas the same period in 2024, saw a cash inflow of $96.3 million generated from the issuance of 8,000,000 common shares at a public offering. Cash outflows also included $11.1 million from bond repurchases and $6.3 million from the settlement of NOK swaps (net of collateral repaid) in the nine months ended September 30, 2025, compared to $130.7 million and $16.5 million, respectively, in the same period in 2024. Furthermore, there were no payments made for finance lease liabilities in the nine months ended September 30, 2025, compared to $196.7 million in the same period in 2024. The decrease in payments was due to the Company's exercise of purchase options on all vessels under a finance lease in 2024, which were subsequently refinanced with term loans.

In addition to bank loans, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity, debt or hybrid securities from time to time.

A significant portion of our outstanding debt will be due within one year of this report for which we have already initiated discussions and negotiations with financial institutions regarding the refinancing of such maturing credit facilities. Given our finance structure, we will, as expected, consistently have significant debt maturities due within a twelve-month period that have not yet been refinanced. However, with our extensive history and successful track record in securing financing and refinancing, we believe that we will be reasonably able to obtain the necessary refinancing for these facilities on or before their maturity. However, no assurance can be given that all such facilities will be timely refinanced on acceptable terms or at all.

The following table presents an overall summary of our borrowings as of September 30, 2025.

Outstanding balance
(in millions of $)	as of September 30, 2025
Unsecured borrowings:
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
8.875% senior unsecured sustainability-linked bonds due 2027	150.0
8.25% senior unsecured sustainability-linked bonds due 2028	147.6
NOK750 million senior unsecured floating rate bonds due 2029	75.1
7.75% senior unsecured sustainability-linked bonds due 2030	144.4
Total bonds	667.1
Lease debt financing	705.8
U.S. dollar denominated floating rate debt	1,260.6
U.S. dollar denominated fixed rate debt due 2026	146.3
Total borrowings	2,779.8
Finance lease liabilities in associated companies (1)	172.6
Total borrowings and lease liabilities	2,952.4

(1) This represents 49.9% of the finance lease liabilities in the associated companies within River Box.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of September 30, 2025, the Company was in compliance with all of the covenants under its long-term debt facilities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.

SFL Corporation Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:
▪the strength of world economies and currencies;
▪inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
▪the Company’s ability to generate cash to service its indebtedness;
▪the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;
▪the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to comply with the restrictions and other covenants in its financing arrangements;
▪the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;
▪general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
▪prolonged or significant downturns in the tanker, dry-bulk carrier, container, car carrier and/or offshore drilling charter markets;
▪the volatility of oil and gas prices, which effects, among other things, several sectors of the maritime, shipping and offshore industries, including oil transportation, dry bulk shipments, oil products transportation, car transportation and drilling rigs;
▪a decrease in the value of the market values of the Company’s vessels and drilling rigs;
▪an oversupply of vessels, including drilling rigs, which could lead to reductions in charter hire rates and profitability;
▪any inability to retain and recruit qualified key executives, key employees, key consultants or skilled workers;
▪the potential difference in interests between or among certain of the Company’s directors, officers, key executives and shareholders, including Hemen, our largest shareholder;
▪the risks associated with the purchase of second-hand vessels;
▪the aging of the Company’s fleet which could result in increased operating costs, impairment or loss of hire;
▪the adequacy of insurance coverage for inherent operational risks, and the Company’s ability to obtain indemnities from customers, changes in laws, treaties or regulations;

▪changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;
▪the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling;
▪changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns;
▪delays or defaults by the shipyards in the construction of our newbuildings;
▪technological innovation in the sectors in which we operate and quality and efficiency requirements from customers;
▪technology risk associated with energy transition and fleet/systems rejuvenation to alternative propulsions;
▪risks associated with potential cybersecurity or other privacy threats and data security breaches;
▪our ability to comply with, and the expected cost of, governmental regulations and maritime self-regulatory organization standards, including new environmental regulations and standards, as well as standard regulations imposed by our charterers applicable to our business;
▪governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers;
▪potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
▪the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance, or ESG, practices;
▪increased inspection procedures and more restrictive import and export controls;
▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations imposed by the U.S. government, the EU, the United Nations or other governments against the Company or any of its subsidiaries;
▪compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
▪changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;
▪fluctuations in currencies and interest rates such as NIBOR and SOFR;
▪the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates may have on our floating interest rate debt instruments;
▪the volatility of prevailing spot market charter rates, which effects the amount of profit sharing payment the Company receives under our charters;
▪the volatility of the price of the Company’s common shares;
▪changes in the Company’s dividend policy;
▪the future sale of the Company’s common shares;
▪the failure to protect the Company’s information security management system against security breaches, or the failure or unavailability of these systems for a significant period of time;
▪the entrance into transactions that expose the Company to additional risk outside of its core business;
▪difficulty managing planned growth properly;
▪the Company’s incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
▪shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
▪dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
▪the potential for shareholders to not be able to bring a suit against the Company or enforce a judgment obtained against the Company in the United States;
▪treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
▪being required to pay taxes on U.S. source income;
▪the Company’s operations being subject to economic substance requirements;
▪the exercise of a purchase option by the charterer of a vessel;
▪potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
▪increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
▪the arresting or attachment of one or more of the Company’s vessels or rigs by maritime claimants;
▪damage to storage, receiving and other shipping inventories’ facilities;
▪impacts of supply chain disruptions and market volatility;

▪the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the EU on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export or import ports such as the United States, EU and/or China;
▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency;
▪world events, political instability, international sanctions or international hostilities, including the war between Russia and Ukraine and developments in the Middle East, including vessel attacks in the Red Sea and Israel-Iran conflict, which has resulted in disruptions in international shipping routes; and
▪other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, as well as those described from time to time in the reports filed by the Company with the SEC.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the SEC, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD

Date: November 12, 2025

By:	/s/ Aksel C. Olesen
Name: Aksel C. Olesen
Principal Financial Officer